Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 6, 2019

VIA EDGAR TRANSMISSION

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Tortoise MLP & Energy Income Fund (S000066176)
Tortoise MLP & Energy Infrastructure Fund (S000066177)

Dear Ms. Dobelbower:

The purpose of this letter is to respond to the comments you provided on July 15, 2019 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 420 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of registering the Tortoise MLP & Energy Income Fund (the “Energy Income Fund”) and the Tortoise MLP & Energy Infrastructure Fund (the “Energy Infrastructure Fund) as new series of the Trust. PEA No. 420 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on May 30, 2019.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus

1.
Consider revising the first sentence under “Principal Investment Strategies” for each Fund to remove the comma after “energy infrastructure sector” to make it clear to shareholders that the 80% test for each Fund applies to investments in both securities of master limited partnerships and in the equity and debt securities of other companies focused in the energy infrastructure sector.

The Trust responds by revising the first sentence under “Principal Investment Strategies” for each Fund as follows:

“Under normal market conditions, the Fund will invest at least 80% of its total assets in equity and debt securities of master limited partnerships (“MLPs”) focused in the energy infrastructure sector~~,~~ and in equity and debt securities of other companies focused in the energy infrastructure sector.

2.
The first paragraph under “Principal Investment Strategies” includes the following disclosure for each Fund: “The Fund will also invest in MLP Entities and other companies operating in the natural resources sector, which includes companies principally engaged in owning or developing non-energy natural resources (including timber and minerals) and industrial materials, or supplying goods or services to such companies.” Please state whether such investments will count towards each Fund’s 80% investment policy.

The Trust responds supplementally that such investments would not be counted towards each Fund’s 80% investment policy.

3.
In the third paragraph under “Principal Investment Strategies” consider revising the disclosure that the “Fund will purchase securities across the capital structure of MLP Entities, including equity and debt securities of MLPs and their affiliates” to provide a plain English definition of what “across the capital structure of MLP Entities” means.

The Trust respectfully declines to make the requested revision. The Trust believes that the definition of “MLP Entities” earlier in the “Principal Investment Strategies” to include MLP parent companies and other MLP affiliates, combined with the disclosure following the comma (“including equity and debt securities of MLPs and their affiliates”) in the referenced sentence provides sufficient clarity to shareholders.

4.
The fifth paragraph under “Principal Investment Strategies” for each Fund states that “the Fund may invest in foreign securities and U.S. dollar denominated foreign issuers. Such investments in securities of foreign issuers may include American Depository Receipts (“ADRs”) and Yankee bonds.” If the Funds will invest in emerging markets securities as a part of their principal investment strategies, please add the appropriate disclosure and corresponding risk factor.

The Trust responds supplementally that the Funds do not intend to invest in emerging markets securities as a principal investment strategy.

5.
The sixth paragraph under “Principal Investment Strategies” for each Fund states that “in certain market environments, the Fund may, but is not required to, use various hedging techniques, such as buying and selling of options, to seek to mitigate one or more risks associated with investments in MLPs and energy infrastructure assets including market risk and interest rate risk…” The “Derivatives Risk” disclosure for each Fund states “Depending on how the Fund uses derivatives and the relationship between the market value of the derivative and the underlying instrument, the use of derivatives could increase or decrease the Fund’s exposure to the risks of the underlying instrument.” If the Funds will use derivatives as part of their principal investment strategies, other than options, and for purposes other than hedging, please add the necessary disclosure to the “Principal Investment Strategies” section of the Prospectus.

The Trust responds by revising the “Derivatives Risk” disclosure for each Fund to remove the sentence noted in the comment. The Trust further responds supplementally that the Funds intend to utilize derivatives as a principal investment strategy solely for hedging purposes.

6.	Please advise whether the Funds will count derivatives toward satisfaction of each Fund’s 80% investment policy and if so, how derivative instruments will be valued.

The Trust responds supplementally that derivative instruments will not be counted towards satisfaction of the 80% policy for either Fund.

7.
The eighth paragraph under “Principal Investment Strategies” for each Fund states that the Fund may invest in “other investment companies including exchange-traded funds (“ETFs”), and exchange-traded notes (“ETNs”).” Please add a line item to the fees and expenses table for each Fund if the Trust anticipates either Fund incurring greater than 0.01% in acquired fund fees and expenses (“AFFE”)

The Trust responds supplementally that it does not estimate either Fund incurring more than 0.01% in AFFE.

8.
The Staff notes that the risk factors for each Fund are currently listed alphabetically. Please revise the order to prioritize risk factors that are most likely to affect the Fund’s net asset value, yield or total return. Thereafter, the risk factors may be listed alphabetically.

The Trust responds by revising the order of the risk factors to list “Energy and Natural Resource Company Risk,” “Fixed Income Securities Risk,” “General MLP Risk,” “High Yield (“Junk”) Bond Risk,” and “MLP Units Risk” as the first risk factors under “Principal Investment Risks” for each Fund. Thereafter, the risk factors will be listed alphabetically.

9.
Each Fund has a risk factor for “Energy and Natural Resource Company Risk” which states  that “the Fund concentrates its investments in the energy infrastructure sector…” Form N-1A requires a Fund to disclose any policy to concentrate in securities of issuers in a particular industry or group of industries. Please add disclosure to the risk factor to indicate which industries make up the energy infrastructure sector and add disclosure to each Fund’s principal investment strategies regarding industry concentration.

The Trust responds by revising the risk factor on pages 4 and 12 of the Prospectus as follows:

“Energy and Natural Resource Company Risk.  Under normal circumstances, the Fund concentrates its investments in the energy infrastructure sector and may invest a significant portion of its assets in the natural resources sector of the economy, which includes a number of risks, including the following: supply and demand risk, depletion and exploration risk, marine transportation companies risk, regulatory risk, commodity pricing risk, weather risk, cash flow risk, affiliated party risk, catastrophe risk, acquisition risk, and natural resources sector risk. For example, decreases in oil prices may have a substantial impact on the prices of publicly-traded equity securities of energy infrastructure companies. The Fund considers the following industries as making up the energy infrastructure sector: energy, materials, transportation and utilities.”

10.
The Staff notes that the “Foreign Investment Risk” factor for each Fund includes a discussion of investments in unsponsored ADRs. If the Funds may invest in unsponsored ADRs as part of their principal investment strategies, please add the appropriate disclosure under “Principal Investment Strategies.”

The Trust responds by revising the second sentence of the fifth paragraph under “Principal Investment Strategies” for each Fund as follows: “Such investments in securities of foreign issuers may include sponsored or unsponsored American Depository Receipts (“ADRs”) and Yankee bonds.”

11.
If the Funds’ investments in MLP securities will result in distributions characterized as return of capital, please add disclosure in the “Tax Risk” factor to explain what return of capital is and the implication for investors.

The Trust responds by revising the “Tax Risk” disclosure on page 29 of the Prospectus as follows:

“Tax Risk.  Each Fund has elected to be, and intends to qualify each year for treatment as, a “regulated investment company” under the Code. To maintain qualification for federal income tax purposes as a regulated investment company under the Code, each Fund must meet certain source-of-income, asset diversification and annual distribution requirements, as discussed in detail below under “Federal Income Tax Consequences.” If for any taxable year a Fund fails to qualify for the special federal income tax treatment afforded to regulated investment companies, all its taxable income will be subject to federal income tax at regular corporate rates (without any deduction for distributions to shareholders) and any income available for distribution will be reduced. Under certain circumstances, a Fund may be able to cure a failure to qualify as a regulated investment company, but in order to do so the Fund might incur significant Fund-level taxes and might be forced to dispose of certain assets. The Fund may make distributions in excess of the Fund’s investment company taxable income and net capital gains. Any such distributions to shareholders will be treated first, as a tax-advantaged return of capital, which is applied against and will reduce the adjusted tax basis of an investor’s shares and, after such adjusted tax basis is reduced to zero, will generally constitute capital gains.  For additional information on the requirements imposed on regulated investment companies and the consequences of a failure to qualify, see “Federal Income Tax Consequences” below.

12.	In the Performance disclosure for each Fund, please disclose the date on which the Reorganization, as defined in the Prospectus, is anticipated to occur.

The Trust responds by revising the first paragraph under “Performance” for each Fund as follows:

“The returns presented reflect the performance of the Predecessor Fund. The Fund has adopted the performance of the Predecessor Fund as a result of a reorganization in which the Fund will acquire~~d~~ all the assets and liabilities of the Predecessor Fund (the “Reorganization”). The Reorganization is expected to occur on or about October 18, 2019. Prior to the Reorganization, the Fund was a “shell” Fund with no assets and had not commenced operations. The Fund’s portfolio management team served as the portfolio management team of the Predecessor Fund and have been the Fund’s portfolio management team since inception.   ~~Prior to the Reorganization, the Fund’s portfolio management team was employed by the investment adviser to the MLP & Energy Income Predecessor Fund.~~

13.	Supplementally, please describe the background of each Predecessor Fund, as defined in the Prospectus.

The Trust refers the Staff to the Form N-14 prospectus/proxy statement that was filed on June 28, 2019 (Accession No. 0000894189-19-003952) for a discussion of the background of each Predecessor Fund.

14.	Please disclose whether each Fund will acquire all of the assets of the corresponding Predecessor Fund.

The Trust confirms supplementally that each Fund will acquire all of the assets of the corresponding Predecessor Fund. The Trust notes that the “Performance” discussion for each Fund indicates that the Fund will acquire all of the assets and liabilities of the corresponding Predecessor Fund as part of the Reorganization.

15.	Please state that the Trust has the records necessary to support the calculation of each Fund’s performance.

The Trust confirms supplementally that it has the records necessary to support the calculation of each Fund’s performance as disclosed in the Prospectus.

16.	Please confirm that the fees used to calculate the performance of each Fund are before waivers or reimbursements.

The Trust responds that performance shown for each Fund has been calculated according to the methodology set forth in Form N-1A. The Trust notes that Form N-1A instructs the Trust to calculate expenses in accordance with rule 6-07 of Regulation S-X, which in turn instructs the Trust, when calculating Fund expenses, to include in that calculation any reductions or reimbursements of management fees.

Statement of Additional Information (“SAI”)

17.
Fundamental investment restriction 3 for each Fund states that each Fund may not “Invest 25% or more of its total assets, calculated at the time of purchase, in any one sector (excluding securities issued by the U.S. Government, its agencies or instrumentalities), except that the Fund will concentrate (that is, invest 25% or more of its total assets) in the energy infrastructure sector.” Note that Item 16 to Form N-1A requires the SAI to disclose each Fund’s policy with respect to concentrating investments in a particular industry or group of industries.

The Trust responds by adding the following footnote to fundamental investment restriction 3: “The energy infrastructure sector is comprised of the following industries: energy, materials, transportation and utilities.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary